MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED HEREIN THAT ARE PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. ALL AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. ANNUAL REFERENCES ARE TO THE CORPORATION’S FISCAL YEARS, WHICH END ON MAY 31.

OVERVIEW

Medicure (the “Company”) is focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Company’s research and development program is currently focused on the clinical development of the Company’s lead product, MC-1, a second product MC-4232, and the discovery and development of other drug candidates.

MC-1 is a natural occurring compound that is being developed as a treatment to reduce injury from blockages of blood flow to the heart and the brain, and to prevent damage from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as angioplasty and bypass surgery. The results from the recently completed Phase II clinical trial, MEND-1, showed that MC-1 reduces ischemia and reperfusion-induced heart damage following angioplasty. The results demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty. Ischemia and ischemic reperfusion injury remain a major inadequately treated area of cardiovascular medicine.

The Company’s second product, MC-4232, is being developed for use in the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 57 million adult Americans have high blood pressure. Of those, 73% are not adequately controlled. Control of hypertension for certain subsets of this population has remained inadequate despite the availability of several key classes of compounds.

In parallel to the development of MC-1 and MC-4232, the Company has focused on designing and developing novel therapeutics to offer improved treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. The Company’s drug discovery program is utilizing a unique natural occurring product template with a promising safety profile for the design and synthesis of effective therapeutics. The Company has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Some of the Company’s new compounds have shown positive effects in in vitro and in vivo efficacy studies and are being studied further to evaluate their commercial potential.

RESULTS OF OPERATIONS

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company is a development stage enterprise that focuses a majority of its cash resources on research and development activities.

Research and Development expenditures increased to $3,118,000 as compared to $3,104,000 for fiscal 2002 and represent 70% of the Company’s total expenditures in fiscal 2003. A significant portion of the expenditures in fiscal 2003 were attributed to the Phase II trial, MEND-1, managed by Duke Clinical Research Institute, which showed that the Company's lead product, MC-1, reduces ischemic heart damage following angioplasty. The trial enrolled 60 high-risk patients undergoing percutaneous coronary intervention (PCI), and was conducted at four medical centres in Canada and the USA. In addition, the

Company enhanced its research and development capabilities with the expansion of its research team, and a rise in screening and preclinical testing of compounds brought forward by the Company’s drug discovery program. In addition, the Company’s scientific developments led to the announcement in June 2003 of a second clinical candidate, MC-4232 for use in the treatment of hypertension.

The Company expects research and development expenditures for the fiscal 2004 to be higher than fiscal 2003. A significant portion of the increase in expenditures during fiscal 2004 will be incurred in the Phase II Coronary Artery Bypass Graft (CABG) trial attributed to MC-1 and the Phase II Hypertension trial involving MC-4232. The Company commenced the initial study in the development program for MC-4232 in the first quarter of fiscal 2004. The Company continues to pursue strategic alliances with a suitable partner to help further develop its products.

General and Administration

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, but are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities. General and administration expenses totaled $1,284,000 for the year ended May 31, 2003, as compared to $950,000 for the year ended May 31, 2002. The increased spending in fiscal 2003 as compared to fiscal 2002 was primarily attributable to the internal growth that is required to support the Company’s increasing business development and investor relations activities. These activities were primarily associated with increasing the awareness of the Company’s clinical trial results in both the medical and investment communities in North

America and Europe. The Company also incurred stock-based compensation expenses of $105,000 in fiscal 2003 as compared to nil in fiscal 2002 as a result of adopting new accounting standards in fiscal 2003 related to measurement of compensation associated with stock options granted by the Company to non-employees. The Company expects slightly higher levels of general and administrative activities for fiscal 2004 to support increased business development activities.

Interest and Other Income

Interest and other income for fiscal 2003 totaled $241,000 as compared with $184,000 for fiscal 2002. Interest income was higher in fiscal 2003 primarily due to a larger average cash and cash equivalents balance, which resulted from equity offerings in fiscal 2002 that raised net proceeds of $9,004,000. Throughout fiscal 2003 and fiscal 2002, management invested funds in short-term investments.

Results

For the year ended May 31, 2003, the Company recorded a net loss of $4,194,000 or $0.11 per share compared with a net loss of $3,875,000 or $0.14 per share for the year ended May 31, 2002. As stated above, these results of operations were mainly attributable to the Company’s clinical development program and the increased business development activity required to support the program. The Company expects to incur a loss next year as it continues to invest in product research and development.

Changes in Accounting Standards

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870. Stock Based Compensation and Other Stock Based Payments. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments.

Section 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 must be applied to: all stock-based payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees or directors of the Company. Consideration paid by employees or directors of the Company on the exercise of stock options is recorded as share capital in the financial statements.

Section 3870, however, does require additional disclosures for options granted to employees or directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for these stock options.

The Company has adopted Section 3870 for its fiscal year beginning June 1, 2002 and the results are disclosed within the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, interest income on funds available for investment and government grants and tax credits.

As at May 31, 2003, the Company had cash and cash equivalents totaling $4,130,000 compared with $8,341,000 at the previous year-end. During fiscal 2003, the Company did not perform any private or public financings. During fiscal 2002, the Company raised gross proceeds of $10,000,000 (before share issuance costs of $1.2 million) through an equity offering of 15,384,615 units of the Company priced at $0.65 per unit. Each unit comprises one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one common share of the Company at a price of $0.81 per common share on or before December 20, 2003.

Subsequent to May 31, 2003, the Company strengthened its cash position by raising gross proceeds of $7,648,000 (before share issuance costs of $606,000) through a private placement of 8,997,632 common shares of the Company at $0.85 per share. The financing increased the Company’s cash and cash equivalents to $10,739,000 as at June 30, 2003.

OUTLOOK

The Company expects to continue to incur operating losses as it expands its clinical and Drug Discovery programs. The Company expects higher clinical expenses as a result of the planned Phase II clinical trial with its lead product, MC-1 in Coronary Artery Bypass Graft surgery (CABG) and the commencement of the Phase II/III development program for its second product MC-4232 for treatment in hypertension in fiscal 2004. Based on current plans, it is anticipated that total expenses will increase during fiscal 2004 as a result of these clinical trials. The Company believes it has sufficient resources to fund operations until the end of fiscal 2005. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the results of preclincal studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

The Company’s strategic focus will be to move closer to regulatory approval for its lead product, MC-1 and its second product MC-4232, and identify and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. The Company may consider raising additional capital during fiscal 2004 to fund operations over the long term.

RISKS AND UNCERTAINTY

The Company’s products and technologies are currently in the research and development stages. The Company does not and may never have a commercially viable drug formulation approved for marketing. To obtain regulatory approvals for the Company’s products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

The Company has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.